R. O. KNUTSON
ATTORNEY AT LAW

9372 CREEKWOOD DRIVE	(952) 941-2744 OR
EDEN PRAIRIE, MINNESOTA 55347	(952) 941-0908

March 8, 2006

Barbara C. Jacobs
Assistant Director
Division of Corporate Finance
Mail Stop 4561
Securities and Exchange Commission
450 Fifth St. N.W.
Washington, D.C. 20549

Re:	Viper Powersports Inc. – Form 10-SB Registration Statement – #0-51632 (Amendment #3)

Dear Ms. Jacobs:

        Our following response relates to your comment 1etter of February 16, 2006. It has taken us awhile to interface with our auditor on this response, since the senior accountant of the auditing firm was not available to work with us on this response until recently. The following responses are keyed to the comment numbered paragraphs in your 2/16/06 letter.

General

Comment #l – There have not been any material accounting changes. We have included Statements of Operations and Cash Flows for the preceding interim period as requested in our interim financial statements.

Business, page 1

Comment #2 – As requested, we have disclosed the dollar value of securities issued in the reverse acquisition and the names of the principals of Viper Powersports (formerly ECCO Capital Corporation). See third paragraph on page 1.

Comment #3 – We assure you that, although brief, every sentence of our discussion on manufacturing and suppliers was totally tailored to our company and business. As requested, we have expanded that discussion and the related risk factor. See “Manufacturing and Suppliers” (page 4) and the 3rd paragraph of page 13. We have not had, nor do we expect to have, any material problems obtaining components, parts and raw materials, and there are a number of alternative suppliers because the custom cruiser motorcycle aftermarket is so large and active. There are even multiple suppliers of V-Twin engines, although as we have disclosed, we would suffer material harm if for some reason MCD could not provide the major engine components for our proprietary engine until we can commence its manufacture in-house in 2007. I believe we have disclosed our plans for this thoroughly.

Comment #4 – We thought this information was included in our earlier response, but we include it herewith. Harley-Davidson has not consented to our comment on this item, but the data comes from their publicly-filed reporting with your commission, and accordingly we believe we can refer to it. These statistics are otherwise readily available from industry trade journals circulated widely.

Plan of Operation and Management’s Analysis of Financial Condition, page 8

Comment #5 – As requested, we have added operating result comparisons pursuant to 303(b) of Regulation S-B. See pages 8-9.

Comment #6 – We have added a “Future Liquidity” section on page 11 in the Plan of Operation in response to this comment. We strongly believe we will be able to raise whatever capital is needed to continue our business, through sales of our equity or loans from our principals or perhaps both, as we have succeeded to do in the past. We certainly are a going concern, since our engines

Letter to Barbara C. Jacobs (3/8/06) – Page 2

are being produced at this time, we are receiving the many components to produce commercially this coming summer as disclosed in our registration, and we have already started our move to our larger facilities which has been disclosed under Item 3 — Description of Property.

Comment #7 – We have revised and expanded the section on our critical accounting policies in our Plan of Operation to address your comment on this matter. We have also included revenue recognition in that section.

Comment #8 – The valuations performed by our Board of Directors to determine the fair value of our common stock were contemporaneous for all transactions. There is nothing in the AICPA Guide that would change our policy because of our early stage development without standard measures of revenues, commercial operations or earnings and related data. We continue to believe our methodology, which is disclosed and somewhat expanded upon under the subtitle of “Stock-Based Compensation,” is the best method we can employ at this time of our development. We further believe it would be an inappropriate expenditure of our funds to attempt to obtain an independent appraisal each time we have determined and issued stock-based compensation.

        Incidentally, our methodology as described is very similar to that of an early stage company with little revenues and considerable development losses which completed an S-1 IP0 registered with your commission in 2005. See Pokertek, Inc. (Registration No. 333-127181).

        We have reviewed various documents relating to the determination of “fair value” and we believe we have picked the best method. The Financia1 Valuation Group has defined fair value as being the amount used in a transaction between willing parties, using “the best information available.” We believe strongly that the best information available for our stock-based transactions has been concurrent arms’ length sales of our common stock to willing parties who are unrelated investors. We believe this is the most supportable and reasonable assumption available to us, and nothing in the AICPA Guide has changed our opinion on these fair value determinations. We have noticed considerable discussion regarding the use of valuation techniques based on multiples of earnings, revenue or similar “performance measures,” but a company like us simply does not have such valuation tools available. We certainly will consider and adopt such performance valuation methods in the future assuming we develop the performance data to measure from, and we will consider and use appraisers in the future when appropriate.

Comment #9 – (Certain Relationships and Related Transactions). We thought you just wanted this acknowledged to you supplementary, and did not think we had to state the negative. In any event, we have included our response to this comment under the subsection on Employment Contracts in Item 6 (Execut1ve Compensation).

Comment #10 – (Certain Relationships and Related Transactions). We have added a table to include all requested information. See “Reorganization Debt Conversions” in Item 7. There is no accrued compensation reflected in the summary compensation table.

Comment #11 – (Certain Relationships and Related Transactions). There is no written contract for 2005 regarding services of Racing Partners. The services were provided on the basis of $10,000 monthly which was approved by resolution of the Board of Directors.

Letter to Barbara C. Jacobs (3/8/06) – Page 3

Consolidated Financial Statements

Consolidated Statements of Stockholders’ Equity (Deficit), page F-5

Comment #12 – The response to this comment is included in the notes to our audited financial statements on page F-8 under the subsection entitled “Loss Per Share.”

Comment #13 – We have reviewed the guidance referred to in this comment #13, and provide the following response:

        Our warrants and preferred stock conversion rights do not meet the criteria of paragraph 9 of FASB 133 since i) we are required to deliver an asset associated with the underlying stated exercise/conversion prices, ii) there is no type of market mechanism faci1itating net settlement, and iii) our underlying common stock is not readily convertible to cash since we are not required to issue registered stock incident to an exercise/conversion.

        As for EITF 00-19, it provides we would only include warrants and preferred share conversion rights in the category of assets and liabilities rather than equity if the party holding them has the choice to make a net-cash settlement. That is not the case, since exercise/conversion of our securities requires physical settlement.

Comment #14 – Our accounting firm was mistaken when they revised their note on revenue recognition (see page F-7) incident to the submission of Amendment #1 to the 10-SB. There was a miscommunication between our in-house account personnel and our auditors. Our auditors apparently thought floor plan related sales were an “exception,” when we expect them to constitute a large percentage of our sales. Moreover, they misstated in stating in the footnote that our future revenues would not be recognized until the dealer paid the finance company.

        In any event, we have corrected this error in both the financial statement notes and in our section on revenue recognition now added to the Plan of Operation. See F-9 in the audited footnotes and the added revenue recognition subsection in the Critica1 Accounting Policies section of the Plan of Operation. We will definitely recognize revenue when shipped under all sales, and will reserve for any repossession liability as explained in this amended disclosure.

        We have enclosed examples of our accounting entries to record sales transactions as you have requested in this comment.

        The standard payment terms the dealers receive from the financing company for floorplanning include payment terms of 12 months or less, which we do not believe requires disclosure in the registration.

Comment #15 – (Note 2 Equity Financing Agreements). The termination of this SEDA agreement was disclosed in the Subsequent Event Footnote #8 of the audit.

Comment #16 – (Note 3 Purchase of Engine Development Technology). SFAS 2 in paragraph llc specifically states that if the intangibles purchased from others have alternative future uses, they shall be capitalized and amortized as we have done with the engine technology assets. Indeed, we did not purchase these assets for any research and development activities, but clearly and rather for commercial production of proprietary engines. Paragraph llc even distinguishes

Letter to Barbara C. Jacobs (3/8/06) – Page 4

and requires capitalization of these assets by stating “However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs…” (Emphasis added.) Not only do these assets have alternative future uses, but that is solely what we acquired them for (i.e. commercial production of engines), and not for any further research and development.

        FASB #142 also clearly states that intangibles such as the assets we acquired should be amortized and not expensed at the acquisition date if they have an alternative use. See Footnote 11 to FASB 142. We also note that the significant amendment to FASB #142 which is now being considered does not change any policy or consideration in this regard.

Note 6. Common Stock Warrants and Options, page F-16

Comment #17 – I have provided a memorandum labeled Appendix A providing the related cash sales of our common stock to unrelated parties with the corresponding issuances timewise of our warrants/options and common stock being issued.

        As for the valuation methodology and related assumptions used by our Board of Directors to determine fair value, see our response above to Comment #8.

Comment #18 – The requested disclosures in Note 6 of the audit have been added (see page F-16).

Comment #19 – We have also answered this comment above in Comment #8 response.

        In closing, we would appreciate some type of a “no further comment” status for the NASD if possible. It is very important to us to become traded on the NASD Electronic Bulletin Board, and has been causing us considerable problems with brokerages desiring to become involved with our company, and even in some cases refusing to deal with us until we are on the NASD Bulletin Board.

        Since we are now very busy with our auditors relating to having our 10-K done thoroughly and on time at the end of this month, we hereby request that if any more accounting footnote matters need to be changed, we be able to do that in the 10-K audit which is almost upon us. Please notify us as soon as possible if anything further is needed for our 10-SB. We sincerely believe that we have disclosed all material matters and events concerning our business and company. Thank you for your attention to this registration.

Sincerely,

/s/   Robert O. Knutson

Robert O. Knutson,
   for Viper Powersports Inc.

cc:   John Lai, President

Encl:
i)      Harley-Davidson 10-K data on motorcycle registrations
ii)     Accounting entry sample to record registrant’s sales transactions
iii)    Memorandum relating to response to Comment #17